Stevens & Lee
Lawyers & Consultants

111 North 6th Street
P.O. Box 679
Reading, PA 19603-0679
(610) 478-2000  Fax (610) 376-5610
www.stevenslee.com

Direct Dial:	(610) 478-2048
Email:	jha@stevenslee.com
Direct Fax:	(610) 371-7960

February 11, 2011

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Action Acquisition Corporation
Amendment No. 3 to Form 8-K
Filed January 11, 2011
File No. 000-52341

Dear Ladies and Gentlemen:

On behalf of the Company, we respond as follows to the comment letter dated January 31, 2010 (the “Comment Letter”) of the Staff of the Securities and Exchange Commission (the “Commission”) relating to the above-captioned Amendment No. 3 to Form 8-K.  Page references in our responses correspond to the present version of the Form 8-K, as appropriate, a copy of which has been marked to note the changes from the filing made on January 11, 2011 (however, the page references to the section headings taken from the Staff’s Comment Letter refer to the original pagination).  Please note that, for the Staff’s convenience, we have recited each of the Staff’s comments in italics below and provided the Company’s response to each comment immediately thereafter.

Description of Our Business, page 5

1.
We note your response to comment four from our letter dated December 27, 2010. Please revise your disclosure to include the basis for your statement that you are a market leader in the windshield business.

The Company has revised the disclosure on page 5 to include the basis for its statement that Shenzhen ORB is a market leader in the windshield business, as previously provided to the Staff in response to comment four in our letter dated January 11, 2011.

Philadelphia     •     Reading     •     Valley Forge     •     Lehigh Valley     •     Harrisburg     •     Lancaster     •     Scranton
Williamsport      •       Wilkes-Barre       •       Princeton       •       Cherry Hill        •       New York        •       Wilmington

A PROFESSIONAL CORPORATION

Stevens & Lee
Lawyers & Consultants

United States Securities and Exchange Commission	February 11, 2011
Page 2

Our Expansion and Growth Strategy, page 8

2.
We note from your response to our comment five of our letter dated December 27, 2010 that you will amend your Form 8-K filed October 27, 2010 to provide financial statements for Liuzhuo Rubber Sealing. It appears that 71 days have elapsed from the acquisition date. Please tell us when you plan to file the amendment to your Form 8-K to include financial statements of Liuzhou Rubber Sealing and related pro forma financial statements pursuant to the requirement of Item 2.01 of Form 8-K.

The Company has been working closely with management of Liuzhou Rubber Sealing to prepare financial statements that conform to generally accepted accounting principles in the US for Liuzhou Rubber Sealing, as well as the related pro forma financial statements that are required by Item 2.01 of Form 8-K.  These financial statements are nearing completion and preliminary work has been concluded by the Company’s independent public accountants in anticipation of their audit of these financial statements.  However, in light of the recent Chinese New Year and ongoing Spring Festival holiday, the completion of this process has slowed down.  The Company anticipates completing the preparation and filing of required financial statements in a timely manner following the holiday period.

Liquidity and Capital Resources, page 33

3.
We note on page 7 that you intend to build a new manufacturing plant in Liuzhou in 2011. Please discuss how much you expect the plant to cost to construct and how you intend to finance the construction.

The Company has revised the disclosure on page 33 to discuss the costs associated with the building of the new manufacturing plant and development of the product line to be manufactured in this facility.  The discussion of liquidity and capital resources continues to provide that “[w]e expect to finance such expansion and growth through cash on hand, bank loans, the issuance of debt or equity securities, or a combination thereof.”  This language applied to all of the Company’s expansion and growth initiatives, including the building of the facility in Liuzhou.  The Company believes that this language is accurate and therefore, it has not been revised.

Thank you for your attention to this matter.  We look forward to working with the Commission to resolve and address these comments expeditiously.

Very truly yours,

STEVENS & LEE
/s/ Jacquelyn A. Hart
Jacquelyn A. Hart

cc:	Mr. Junning Ma
Mr. Morgan Simpson
William W. Uchimoto, Esq.